SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM 6-K
--------------------------------------------------------------------------------

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934
--------------------------------------------------------------------------------
For the Month of June, 2000               Commission File Number: 001-12003
--------------------------------------------------------------------------------
                               MERIDIAN GOLD INC.
                 (Translation of Registrant's Name into English)

                          9670 Gateway Drive, 2nd Floor
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [x]
                                     ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [X] No [ ]
                                     ---    ---

Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89511
Phone:  (775) 850-3777
Fax:      (775) 850-3733

           MERIDIAN GOLD REPORTS RECORD PROFITS IN THE SECOND QUARTER
                      (All dollar amounts in U.S. currency)

                           Reno, Nevada, July 19, 2000

2nd QUARTER HIGHLIGHTS

o Record net income of $10 million, or $0.14 per share
o Record gold production of 122,474 ounces (up 107%) at a cash cost of $94 per ounce (down 46%)
o El Penon gold production of 75,400 ounces at a cash cost of $45 per ounce
o Operating cash flow of $23 million (up 400%)

2nd Quarter Results
Meridian Gold Inc. is pleased to report record earnings resulting in a net income of $10.0 million for the second quarter of 2000, or $0.14 per share, versus a loss of $5.5 million, or $0.07 per share, for the second quarter of last year. Margins were strong with net income of $10 million being derived off a revenue base of $32.9 million. Revenues increased 98% with the continued ramping-up of the El Penon underground mines.

For the second quarter, Meridian Gold produced 122,474 ounces of gold with a cash cost of production of $94 per ounce. Total production costs were $155 per ounce, one of the lowest in the sector, based upon reported first quarter results (all production costs are per ounce of gold).

The El Penon ramp-up continues smoothly. For the quarter, the mine produced 75,400 ounces of gold at a cash cost of $45 per ounce and total production costs of $83 per ounce. For the first six months of El Penon's production the mine produced 136,041 ounces of gold at a cash cost of $57 per ounce and total production cost of $95 per ounce. Meridian believes these costs make El Penon the world's lowest total cost gold mine.

Cash flows were better than plan as cash balances for the quarter increased by $15.4 million to $42.9 million. The increase in cash flows occurred in spite of the first principal payment on the Company's long-term credit facility. This payment reduced project debt by $4 million to $26 million.

Revenue increased 98% to $32.9 million versus the prior year reflecting a 107% increase in gold production and an increase in gold prices. Gold production increased as El Penon production ramped-up. Operating margins increased significantly as compared to the prior year mainly as a result of lower cash production costs ($94 per ounce versus $174 per ounce) and lower non-cash production costs ($61 per ounce versus $90 per ounce). Exploration costs continue to be expensed and were consistent with the level of expenditures during the prior year.

The Company has continued to deliver into its hedge position during the quarter. At June 30, the remaining hedge position was 329,093 ounces of gold being sold forward at an average price of $312 per ounce through 2004.

Meridian Gold's Chief Executive Officer, Brian Kennedy, summed up the results, "This is another breakthrough quarter as Meridian continues to optimize El Penon and increase its standing as one of the world's lowest cost gold producers. I am proud of Meridian's Chilean team for their focused exploration, engineering, development, and operating efforts, which has developed a world class mine at El Penon that continues to meet or exceed our best expectations."

2nd Quarter Operating and Exploration Results

El Penon
During its second quarter of commercial production, the mine produced 75,400 ounces of gold and 1,018,499 ounces of silver at a cash cost of $45 per ounce of gold. Total production costs including depreciation, depletion, amortization, and reclamation were $83 per ounce.

The mill processed ore at design capacity of 2,000 tonnes per day for the quarter at an average grade of 13.8 g/tonne gold and 195 g/tonne silver. Gold recovery was 94% and silver recovery 89%.

The underground mine continues to ramp up ahead of schedule with an average mining rate of 1,775 tonnes per day realized through the quarter, up more than 25% from the prior quarter. Underground development is on schedule, with an additional 1.2 kilometers of development drifting completed during the quarter, which will allow mining at a rate of 2,000 tonnes per day in the second half of the year. This production level has already been achieved as the underground mine was producing at 2,000 tonnes per day during June, two months ahead of schedule.

For the second quarter, mine production from Quebrada Orito was 123,540 tonnes at 10.2 g/tonne gold and 150 g/tonne silver. Production from Quebrada Colorada was 36,175 tonnes at 41.5 g/tonne gold and 637 g/tonne silver. At the end of the quarter, stockpiled ore grade was up 24% from the prior quarter.

Rich Lorson, Vice-President of Exploration, commented on the higher grades:"To date, the ore zones at Quebrada Colorada have been narrower than expected, but this has been offset by higher grades. Overall, if this trend continues, the entire reserve and resource base at El Penon will be more profitable than expected."

Looking ahead, the focus at El Penon is as follows:
1. to continue reducing operating costs by improving efficiencies
2. to continue an underground reserve expansion program to extend areas of mineralization at Quebrada Colorada and Quebrada Orito that were only partially defined by surface drilling. This is especially important at Orito Sur where the deposit is completely open to extension along strike to the south and at many areas open to depth. Before year-end, underground drifting towards the south from Orito Sur will provide exploration-drilling access to test this potential.

During the quarter, seven underground core holes were drilled beneath the central ore-shoot in Quebrada Colorada to test the down-dip potential of the high-grade zone:


--------------------------------- ------------------------------- ------------------------------- -------------------------------
              Hole                       Intercept (m) *                  Gold (g/tonne)                 Silver (g/tonne)
--------------------------------- ------------------------------- ------------------------------- -------------------------------
------------------------------ ------------------------------- ------------------------------- -------------------------------
              PX13                             0.5                             15.5                             42
--------------------------------- ------------------------------- ------------------------------- -------------------------------
              PX14                             0.4                             25.3                            263
--------------------------------- ------------------------------- ------------------------------- -------------------------------
              PX15                     Below mining cut-off
--------------------------------- ------------------------------- ------------------------------- -------------------------------
              PX16                             1.2                             40.9                             66
--------------------------------- ------------------------------- ------------------------------- -------------------------------
              PX17                             1.1                             34.6                            232
--------------------------------- ------------------------------- ------------------------------- -------------------------------
              PX18                     Below mining cut-off
--------------------------------- ------------------------------- ------------------------------- -------------------------------
              PX20                             1.6                             54.2                            317
--------------------------------- ------------------------------- ------------------------------- -------------------------------

* underground drill intercepts slightly greater than true width. Hole PX19 was an infill hole.

These holes tested extensions from 25 to 50 meters below the central ore-shoot over a strike length of more than 250 meters. More underground drilling is planned.

At Cerro Martillo, 17 reverse circulation holes have been completed to further delineate the current resource. Fourteen of the holes returned ore-grade values, generally ranging from 5-10 g/tonne gold. The best of the fourteen holes are shown below:

--------------------------------- ------------------------------ ------------------------------- ------------------------------
              Hole                       Intercept (m) *                 Gold (g/tonne)                Silver (g/tonne)
--------------------------------- ------------------------------ ------------------------------- ------------------------------
--------------------------------- ------------------------------ ------------------------------- ------------------------------
             PS213                              8                             70.2                            799
--------------------------------- ------------------------------ ------------------------------- ------------------------------
             PS228                              4                              7.6                             31
                                                6                             21.4                            301
--------------------------------- ------------------------------ ------------------------------- ------------------------------
             PS233                             14                             29.8                          2,158
--------------------------------- ------------------------------ ------------------------------- ------------------------------

* 1 meter samples, true width approximately 60% of intercept

Jerritt Canyon
During the second quarter, Meridian's share of Jerritt Canyon production was 24,431 ounces at a total cash cost of $206 per ounce, similar to the prior year. Ore production was sourced from the two underground mines of SSX and Murray, and from ore stockpiles. Mill throughput of 3,600 tonnes per day was slightly lower than the prior year reflecting the timing of the spring run-off. Headgrade to the mill of 8 g/tonne was slightly lower than the prior year.

Exploration work has increased at the end of the quarter with six drill rigs currently on the property. Exploration in the Mahala Basin area, which had previously intersected high-grade mineralization, was resumed earlier than was originally planned following the spring run-off.

Beartrack
For the second quarter, Beartrack produced 22,643 ounces of gold at a cash cost of $136 per ounce. Cash costs per ounce were 9% lower than the prior year as mining, and crushing operations were completed in the first quarter of this year. Leaching will continue to produce the economically recoverable gold over the next several years on a declining basis.

2000 Year-to-Date Results
For the six months ended June 30, sales revenue increased to $65.7 million, an increase of 130% over the prior year reflecting a 119% increase in production. Net income for the period was $18.3 million compared to a loss of $8.5 million reported in the prior year. The improvement is mainly attributable to the higher production (237,297 ounces gold versus 108,258 ounces); lower cash production costs ($102 per ounce versus $184 per ounce); and lower non-cash cost ($62 per ounce versus $102 per ounce).

Based on the year-to-date results with gold production of 237,000 ounces of gold at a cash cost of $102 per ounce, Meridian is confident in increasing its calendar year 2000 production estimates from 410,000 ounces at a cash cost of $115 per ounce, to 440,000 ounces of gold at a cash cost of about $105 per ounce. For the year 2000, the Company expects El Penon to produce 285,000 ounces of gold and 3.8 million ounces of silver, an increase of 14% from the prior estimate. The cash costs are anticipated to decrease to approximately $60 per ounce of gold, an improvement of nearly 40% from the pre-production estimates.

2nd Quarter Conference Call
Meridian is hosting a live webcast of its conference call on www.vcall.com. If you would like to listen to our conference call on the web, please go to www.vcall.com on Thursday July 20, at 11:00 AM EDT, and search under the ticker "MDG" to join our conference call live. There will be a slide show for the live webcast on both Vcall's website and on the www.meridiangold.com website. You will need to have RealPlayer installed on your computer in order to hear the live broadcast, which can be downloaded free from Vcall's website. You will also be able to listen to the rebroadcast on either website.

Meridian Gold Inc. is a growth gold business with its common shares traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

A "Qualified Person", as defined by the Ontario Securities Commission National Instrument 43-101, within Meridian Gold, has reviewed the exploration results contained within this release.

For further information, please visit our website at www.meridiangold.com, or contact:
     Wayne M. Hubert                Tel:  (800) 572-4519
     Investor Relations             Fax: (775) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com


                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Operations
             (Unaudited and in US$ millions, except per share data)


                                                                    Three Months                 Six Months
                                                                    Ended June 30                Ended June 30
                                                                    ------------------------------------------
                                                                   2000        1999             2000        1999

          Sales                                                   $32.9      $ 16.6            $65.7       $28.6

          Costs and expenses
                Cost of Sales                                      11.2        11.5             23.5        19.5
                Depreciation, depletion & amortization              6.0         4.6             12.0         8.3
                Reclamation                                         1.2         1.7              2.6         2.6
                Exploration costs                                   2.9         3.2              5.4         5.1
                Selling, general and administrative                 1.4         1.5              2.9         2.6
                Other expenses/(income)                               -         0.1              0.4           -
                                                                    ---         ---              ---         ---
          Total costs and expenses                                 22.7        22.6             46.8        38.1
                                                                   ----        ----             ----        ----

          Operating income (loss)                                  10.2       (6.0)             18.9       (9.5)

          Interest income (expense)                                (0.2)       0.5              (0.6)       1.0

          Net income (loss)                                      $ 10.0     $ (5.5)           $ 18.3     $ (8.5)
                                                                  ======     ======            ======     ======

          Income/(loss) per common share basic                   $ 0.14     $ (0.07)          $ 0.25     $ (0.12)
                                                                  =====     =======           ======     =======

          Number of common shares used in earnings per            74.0        73.7             74.0        73.7
                                                                  ====        ====             ====        ====
          share computations (millions)



                               Meridian Gold Inc.
                           Operating Data (Unaudited)

                                                                      Three Months                     Six Months
                                                                      Ended June 30                   Ended June 30
                                                                      ---------------------------------------------
                                                                       2000     1999                2000        1999

Jerritt Canyon Joint Venture
       Gold production (Meridian Gold's 30% share)                    24,431     26,152           49,794        51,771

       Tonnes ore  mined (100%, thousands)                               189        252              354           562

       Mill tonnes processed (100%, thousands)                           328        351              651           703
       Average mill ore grade (grams / tonne)                            8.0       8.78              7.9          8.57
       Mill recoveries                                                 89.9%      90.8%            90.5%         91.0%

      Cash cost of production / ounce                                  $ 206      $ 205            $ 199         $ 200
       Total production cost/ounce                                     $ 253      $ 254            $ 242         $ 258

El Penon Mine
     Gold production                                                  75,400          -          136,041             -
     Silver production                                             1,018,499          -        1,759,532             -

     Tonnes ore mined  (thousands)                                       160          -              282             -

     Mill tonnes processed (thousands)                                   182          -              364             -
     Avg. mill gold ore grade (grams / tonne)                           13.8          -             12.4             -
     Avg. mill silver ore grade (grams / tonne)                        195.4          -            169.2             -
     Mill gold recovery                                                 93.6          -             93.5             -
     Mill silver recovery                                               89.3          -             88.9             -

     Cash cost of production / ounce                                     $45         $-              $57            $-
     Total production cost / ounce                                       $83         $-              $95            $-

Beartrack Mine
        Gold production-heap leach (ounce)                            22,643     32,959           51,461        56,487
        Tonnes mined (thousands)
                 Ore                                                       -      1,213              839         2,290
                 Waste                                                     -        865              366         1,773
                                                                                    ---              ---         -----
                      Total                                                -      2,078            1,205         4,063

        Average heap leach grade (grams / tonne)                           -       0.96             0.90          0.93

        Cash cost of production / ounce                                $ 136      $ 150            $ 129         $ 171
        Total production cost/ounce                                    $ 288      $ 272            $ 268         $ 311

Company Totals
        Ounces of gold produced                                      122,474     59,111          237,297       108,258
        Ounces of gold sold                                          117,759     61,216          235,790       103,238
        Average realized price / ounce                                 $ 286      $ 272            $ 284         $ 278
        Cash cost of production / ounce                                $  94      $ 174            $ 102         $ 184
        Total production cost / ounce                                  $ 155      $ 264            $ 164         $ 286

Note:  Cash and total cost per gold ounce are net of silver by-product credits


                               Meridian Gold Inc.
                      Consolidated Condensed Balance Sheets
                         (Unaudited and in US$ millions)

                                                                                June 30             December 31
                                                                                  2000                  1999
           Assets
           Current Assets
                 Cash and cash equivalents                                          $42.9                 $20.8
                 Trade & other receivables                                            5.2                   5.1
                 Inventories                                                          7.3                   8.7
                 Other current assets                                                 1.4                   1.0
                                                                                      ---                   ---
           Total current assets                                                      56.8                  35.6
                                                                                     ----                  ----

           Property, plant and equipment, net                                        100.2                102.9
           Other assets                                                                2.4                  3.0
                                                                                       ---                  ---

           Total Assets                                                             $159.4               $141.5
                                                                                    ======               ======


           Liabilities and Shareholders' Equity
           Current Liabilities
                 Current portion long term debt                                     $11.8                 $12.0
                 Accounts payable, trade and other                                    4.9                   5.4
                 Accrued and other liabilities                                       15.2                  17.2
                                                                                     ----                  ----
           Total current liabilities                                                 31.9                  34.6
                                                                                     ----                  ----

           Long-term debt, net of current portion                                    14.2                  18.0
           Other-long-term liabilities                                               34.3                  28.5
                                                                                     ----                  ----
           Shareholders' equity                                                      79.0                  60.4
                                                                                     ====                  ====

           Total liabilities and shareholders' equity                              $159.4                $141.5
                                                                                   ======                ======


                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Cash Flows
                         (Unaudited and in US$ millions)


                                                                        Three Months                   Six Months
                                                                       Ended June 30                  Ended June 30
                                                                       --------------------------------------------
                                                                        2000       1999             2000         1999
     Net income (loss)                                                  $10.0      $(5.5)           $18.3        $(8.5)

     Provision for depreciation, depletion, and
     amortization                                                        6.0         4.5             12.0          8.3
     Changes in assets and liabilities, net                              7.0         5.6              4.7         14.8
                                                                         ---         ---              ---         ----

          Net cash provided by (used in) operating activities           23.0         4.6             35.0         14.6
                                                                        ----         ---             ----         ----

     Cash flows from investing activities
          Capital spending                                              (3.7)      (19.3)            (9.2)       (40.1)
                                                                        ----       -----             ----        -----

     Cash flows from financing activities
          Proceeds from long-term borrowings                               -        17.5                -         30.0
          Repayment of current portion of long-term debt                (4.0)       (0.5)            (4.0)        (0.5)
          Proceeds from sale of common stock                             0.1           -              0.3          0.1
          Redemption of preferred shares                                   -        (0.1)               -         (0.1)
                                                                        ----        ----             ----        ----
     Net cash provided by (used in) financing                           (3.9)       16.9             (3.7)        29.5
                                                                        ----        ----             ----         ----

     Increase (decrease) in cash and cash equivalents                   15.4         2.2             22.1          4.0

     Cash and cash equivalents, beginning of period                     27.5        35.9             20.8         34.1
                                                                        ----        ----             ----         ----

     Cash and cash equivalents, end of period                          $42.9       $38.1            $42.9        $38.1
